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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
·FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 41609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING _12/31/2015_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WWK Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

___126 N. Center Street___

FIRM ID. NO.

(No. and Street)

___Northville___   ___MI___   ___48167___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Daniel J. Welch___   ___248-449-8300___
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Spicer Jeffries LLP___
(Name – *if individual, state last, first, middle name*)

___5251 S. Quebec Street, Suite 200___ ___Greenwood Village___ ___CO___ ___80111___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

FEB 2 6 2016

DIVISION OF TRADING & MARKETS



OATH OR AFFIRMATION

I, _____Daniel J. Welch_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____WWK Investments, Inc._____, as of _____December 31_____, 2015__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WWK INVESTMENTS, INC.

TABLE OF CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 6



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
WWK Investments, Inc.

We have audited the accompanying statement of financial condition of WWK Investments, Inc. (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2016



WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2015</u>

<u>ASSETS</u>

Cash and cash equivalents	$	45,374
Commissions receivable		67,886
Furniture and equipment, at cost, net of		
accumulated depreciation of $40,391		16,330
Prepaid expenses		1,448
Total assets	$	**131,038**

<u>LIABILITIES AND SHAREHOLDER'S EQUITY</u>

LIABILITIES:

Commissions, salaries and benefits payable	$	27,154
Accrued expenses		10,960
Total liabilities		38,114

COMMITMENTS (Note 3)

SHAREHOLDER'S EQUITY: (Note 2)

Common stock, $1.00 par value, 10,000 shares authorized,		
5,000 shares issued and outstanding		5,000
Additional paid-in capital		54,558
Retained earnings		33,366
Total shareholder's equity		92,924
Total liabilities and shareholder's equity	$	**131,038**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>*Organization and Business*</u>

WWK Investments, Inc. (the "Company") is a Nebraska corporation organized on July 19, 1989. Through 2014, WWK Investments, Inc. was a wholly owned subsidiary of Welch, Welch and Kelley Investments, Inc. As of January 2015, WWK Investments, Inc. and Welch, Welch and Kelley Investments, Inc. have merged; WWK Investments, Inc. is the surviving entity. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company deals mainly in the sale of mutual fund products to customers located predominantly in the State of Michigan.

<u>*15c3-3 Exemption*</u>

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

<u>*Revenue Recognition*</u>

The Company records commission revenue and related expenses on a trade-date basis.

<u>*Income Taxes*</u>

Beginning January 1, 2015, the Company has elected to be treated as a S Corporation for tax purposes. As such, the company generally pays no federal or state income taxes. The Company's taxable income is passed through to the shareholders where it is reported and taxed on the shareholder's individual federal and state income tax returns. The Company reports its income under the cash method for income tax purposes and is not subject to income tax return examinations by major taxing authorities for years before 2012.

<u>*Fair Value of Financial Instruments*</u>

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. Certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid assets, commissions, salaries and benefits payable, and accrued expenses, reflect the carrying amounts approximate fair value due to their short maturities.

<u>*Property and Equipment*</u>

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on the straight line basis over the estimated useful lives of the assets spanning from five to seven years. Major improvements are capitalized and maintenance and repairs are expensed as incurred.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $35,542 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 2015, the Company leased office space month-to-month from a related entity at $4,550 per month. Thirty days written notification is required for any rent increases or lease termination; however, rent may only be adjusted on an annual basis. The total rent expense paid for the year ended December 31, 2015 was approximately $54,600, before any expense reimbursement.

The Company received $197,520 in expense reimbursements from a related entity during the year ended December 31, 2015 for the use of office facilities and related personnel. These expenses are reported net of reimbursement, in accordance with the reimbursement agreement.

NOTE 4 -   SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.